CERTIFICATE OF QUALIFIED PERSON

I, Abderrazak Ladidi, P.Geo., am employed as a Principal Resource Geologist with IAMGOLD Corporation (IAMGOLD), with an office address at 150 King Street West, Suite 2200, Toronto, ON, Canada M5H 1J9.

This certificate applies to the technical report titled "Technical Report on the Westwood Complex, Québec, Canada" that has an effective date of September 30, 2024 (the "technical report").

I am a Professional Geologist of 'Ordre des Géologues du Québec' (OGQ No. 1265), I am also a member of the Professional Geoscientists Ontario (PGO No. 2812). I graduated from the university of Morocco in 1999 with a B.Sc. in Geology and from University of Quebec in Abitibi- Témiscamingue in Rouyn-Noranda (UQAT) in 2011 with a DESS degree in Engineering.

I have practiced my profession of geologist continuously for 17 years. During that time, I have been involved in mineral exploration, mine geology (underground and open pit), ore control and resource modelling projects for gold, copper, zinc, silver and iron properties in Canada.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for those sections of the technical report that I am responsible for preparing.

I am currently employed at the Westwood Complex and have been since 2020. This serves as my scope of personal inspection.

I am responsible for Sections 1.1, 1.2 (Grand Duc Mineral Resource estimate only), 1.3, 1.6, 1.7, 1.8, 1.9, 1.11.2, 1.12 (Grand Duc Mineral Resource estimate only), 1.23.2, 1.25; Sections 2.1, 2.2, 2.3, 2.4.2, 2.5, 2.6; Section 7; Section 8; Section 9; Section 10 (excepting Section 10.8); Section 11; Sections 12.1, 12.2, 12.3.2; Sections 14.2, 14.3.2, 14.4, 14.5; ; Sections 25.1, 25.5, 25.6, 25.7, 25.8, 25.10, 25.20.2, Section 26 and Section 27 of the technical report.

I am not independent of IAMGOLD as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Westwood Complex since 2020, in my role as Principal Resource Geologist.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 9 January, 2025

"Signed and sealed"

Abderrazak Ladidi, P.Geo.

CERTIFICATE OF QUALIFIED PERSON

I, Ali Jalbout, am employed as a Principal Geotechnical Specialist with ASA Geotech, with an office address at 35 Rue Hans Selye, Kirkland Quebec, Canada H9J 3W4.

This certificate applies to the technical report titled "Technical Report on the Westwood Complex, Québec, Canada" that has an effective date of September 30, 2024 (the "technical report").

I am a Professional Engineer of the Ordre des Ingénieurs du Québec (OIQ No. 6010434) and a member of the Professional Engineers Ontario (PEO No. 100121550). I graduated with a bachelor's degree in civil engineering from Damascus University in 1997, and from the University of Science and Technologies in Lille USTL- France with a Master and Doctorate degrees in geotechnical engineering in 2005.

I have practiced my profession for 22 years. I have been directly involved in geotechnical engineering and mining since graduating from university. During my career, I have held multiple positions, starting as engineer site supervisor, ground control engineer, rock mechanics engineer, senior rock mechanics engineer, senior ground control engineer, geotechnical technical expert, and geotechnical manager. My expertise was acquired while working with Inco, Goldcorp, Xstrata (then Glencore), Freeport McMorran, Newmont, IAMGOLD and ASA Geotech. I have been the Geotechnical Principal Specialist for ASA Geotech Inc. since November 2021.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for those sections of the technical report that I am responsible for preparing.

I most recently visited the Westwood Operations on 2 October, 2024, a duration of a day.

I am responsible for Sections 1.1, 1.3, 1.9, 1.15.1 (geotechnical information for Westwood mine only), 1.23.1 (seismicity only), 1.25; Sections 2.1, 2.2, 2.3, 2.4.4, 2.6; Section 12.3.5; Section 16.2.1; Sections 25.1, 25.8, 25.12 (geotechnical information for Westwood mine only), 25.20.1 (seismicity only); Section 26 and Section 27 of the technical report.

I am not independent of IAMGOLD Corporation as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Westwood Complex since 2020, firstly until 2021 as an IAMGOLD employee, and since November 2021 as an independent geotechnical specialist consultant.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 9 January, 2025

"Signed and sealed"

Ali Jalbout, PhD., P.Eng.

CERTIFICATE OF QUALIFIED PERSON

I, Bernard Haley, P.Eng., am employed as Westwood's Mine Manager with IAMGOLD Corporation (IAMGOLD), with an office address at 150 King Street West, Suite 2200, Toronto, ON, Canada M5H 1J9.

This certificate applies to the technical report titled "Technical Report on the Westwood Complex, Québec, Canada" that has an effective date of September 30, 2024 (the "technical report").

I am a Professional Engineer registered with the Order of Engineers of Quebec (OIQ No. 5088805) and the Professional Engineers of Ontario (PEO No. 100506173). I graduated from McGill University in 2007 with a Bachelor of Engineering.

I have practiced my profession for 17 years. My relevant experience for the purpose of the Technical Report is:

  Iamgold - Westwood Complex - Mine Manager;
  Iamgold - Westwood Complex - Technical Services Superintendent;
  Kirkland Lake Gold - Macassa Mine - Mine Superintendent;
  Newmont - Éléonore Mine - Mine Superintendent;
  Goldcorp - Éléonore Mine - Production Improvement Superintendent;
  Goldcorp - Éléonore Mine - Engineering Superintendent;
  Goldcorp - Éléonore Mine - Production Coordinator;
  Goldcorp - Musselwhite Mine - Production Coordinator;
  Goldcorp - Musselwhite Mine - Projects Planner;
  Goldcorp - Musselwhite Mine - Mine Planner.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for those sections of the technical report that I am responsible for preparing.

I am currently employed at the Westwood Complex and have been since 2021. This serves as my scope of personal inspection.

I am responsible for Sections 1.1, 1.2 (cost estimates), 1.3, 1.4, 1.5, 1.9, 1.10, 1.16, 1.17, 1.19, 1.20 , 1.21 , 1.22, 1.23, 1.24, 1.25; Sections 2.1, 2.2, 2.3, 2.4.1, 2.6, 2.7; Section 3; Section 4; Section 5; Section 6; Section 12.3.1; Section 13; Section 17; Section 18; Section 19; Section 21; Section 22; Section 23, Section 24; Sections 25.1, 25.2, 25.3, 25.4, 25.8, 25.9, 25.13, 25.14, 25.15, 25.17 , 25.18 , 25.19, 25.20, 25.21; Section 26 and Section 27 of the technical report.

I am not independent of IAMGOLD as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Westwood Complex since 2021, in my role as Mining Manager.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 9 January, 2025

"Signed and sealed"

Bernard Haley, P.Eng.

CERTIFICATE OF QUALIFIED PERSON

I, Louis Nkoy Manda Mbomba, P.Eng. am employed as Superintendent Mine Engineering with IAMGOLD Corporation (IAMGOLD), with an office address at 150 King Street West, Suite 2200, Toronto, ON, Canada M5H 1J9.

This certificate applies to the technical report titled "Technical Report on the Westwood Complex, Québec, Canada" that has an effective date of September 30, 2024 (the "technical report").

I am a Professional Engineer of Ordre des ingénieurs du Québec; (OIQ No. 138772). I graduated from Laval University in 2005 with a B.Sc.Eng. Degree in Mining Engineer.

I have practiced my profession for 19 years since graduation. I have been directly involved in:

  Since 2020, I have been responsible for the Engineering department at the Westwood Complex;
  Assistant Mine Engineering superintendent at the Eleonore mine (Newmont);
  Chief Mine Engineer for the Richmont (Beaufor mine), including support for preparation of a technical report on that operation.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for those sections of the technical report that I am responsible for preparing.

I currently work at the Westwood Complex and have since 2020. This familiarity with the operations serves as my scope of personal inspection.

I am responsible for Sections 1.1, 1.2 (Mineral Resource estimate in stockpiles for Westwood mine only; Mineral Reserve estimates, life-of mine plan), 1.3, 1.9, 1.12 (Mineral Resource estimate in stockpiles for Westwood mine only), 1.13, 1.14, 1.15 (excepting geotechnical information for Westwood mine), 1.17 (stockpiles and waste rock storage facilities only), 1.25; Sections 2.1, 2.2, 2.3, 2.4.3, 2.5, 2.6; Section 12.3.4; Sections, 14.3.1 (Mineral Resource estimate in stockpiles only); Section 15; Section 16 (excepting geotechnical information for Westwood mine); Sections 18.3, 18.4, Section 20.5; Sections 25.1, 25.8, 25.10 (Mineral Resource estimate in stockpiles for Westwood mine only), 25.11, 25.12 (excepting geotechnical information for Westwood mine), 25.14 (stockpiles and waste rock storage facilities only), Section 26 and Section 27 of the technical report.

I am not independent of IAMGOLD as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Westwood Complex since 2020 in my role as Superintendent Mine Engineering.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 9 January, 2025

"Signed and sealed"

Louis Nkoy Manda Mbomba, P.Eng.

CERTIFICATE OF QUALIFIED PERSON

I, Martin Perron, am employed as a Director, Centre of Excellence, Geology with Norda Stelo Inc., with an office address at 725, Boulevard Lebourgneuf, Suite 310-17, Quebec City, Quebec, Canada, G2J 0C4.

This certificate applies to the technical report titled "Technical Report on the Westwood Complex, Québec, Canada" that has an effective date of September 30, 2024 (the "technical report").

I am a member of the Ordre des Ingénieurs du Québec (OIQ No. 109185) and a member of the Professional Engineers Ontario (PEO No.100629167). I graduated with a bachelor's degree in Geological Engineering from Université du Québec A Chicoutimi (UQAC, Ville de Saguenay, Quebec) in 1992.

I have practiced my profession for 30 years. I have been directly involved in mining geology, mineral exploration, consultation and resource estimation, mainly in gold, base metals and potash, and accessory in graphite and rare earth elements since graduating from university. During my career, I have held multiple positions, starting as Mine Geologist, Geological Mining Coordinator, Senior Geological Engineer, Geology Superintendent, Engineering Superintendent, Technical Services Superintendent, Director of Resources Estimation and Director of Geology, as well as being Qualified Person since 2010. My expertise was acquired while working with Placer Dome, Cambior, Breakwater Resources, Genivar, Alexis Minerals, Richmont Mines, Agrium, Roche Ltee, Goldcorp, Newmont, IAMGOLD and InnovExplo. I have been the Director of Geology for InnovExplo Inc. since October 2021 which transitioned into Norda Stelo in May 2024.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for those sections of the technical report that I am responsible for preparing.

I have not visited the Westwood Property for the purpose of that technical report.

I am responsible for Sections 1.1, 1.2 (Westwood Mineral Resource estimate excluding stockpiles only), 1.3, 1.9, 1.11.1, 1.12 (Westwood Mineral Resource estimate excluding stockpiles only), 1.25; Sections 2.1, 2.2, 2.3, 2.5, 2.6; Sections 10.8, 10.9; Section 12.3.3; Sections 14.1, 14.3.1 (Westwood Mineral Resource estimate excluding stockpiles only), 14.4, 14.5; Sections 25.1, 25.8, 25.10 (Westwood Mineral Resource estimate excluding stockpiles only); Section 26 and Section 27 of the technical report.

I am independent of IAMGOLD Corporation as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Westwood Property since 2020 regarding mineral resources estimation with my previous position at Iamgold and my current position.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 9 January 2025

"Signed and sealed"

Martin Perron, P.Eng.

CERTIFICATE OF QUALIFIED PERSON

I, Steve Pelletier, P.Eng., am employed as a Director Environment with IAMGOLD Corporation (IAMGOLD), with an office address at 150 King Street West, Suite 2200, Toronto, ON, Canada M5H 1J9.

This certificate applies to the technical report titled "Technical Report on the Westwood Complex, Québec, Canada" that has an effective date of September 30, 2024 (the "technical report").

I am a Professional Engineer of Ordre des Ingénieurs du Québec (OIQ No. 118317). I graduated from Sherbrooke University in December1996 with a bachelor's degree in Chemical Engineering.

I have practiced my profession for 27 years. My relevant experience in environment, water treatment, tailing management, closure plan, Emergency response and permitting for the purpose of the Technical Report is:

  Iamgold - Corporation - Environment Director
  Iamgold - Westwood Complex
    Sustainable Development Manager and Environment Superintendent
  Glencore - Horne Smelter
    Environment Superintendent, Energy efficiency and Atmospheric emissions Supervisor and Senior Metallurgist
  Glencore - CEZinc
    Jarofix (tailing) Supervisor, Hazmat technician/Coordinator and Metallurgist

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) for those sections of the technical report that I am responsible for preparing.

I most recently visited the Westwood Complex from August 26-29, 2024, a duration of four days.

I am responsible for Sections 1.1, 1.3, 1.9, 1.18, 1.25; Sections 2.1, 2.2, 2.3, 2.4.5, 2.5, 2.6, Section 12.3.6; Section 20; Sections 25.1, 25.8, 25.16, Section 26 and Section 27 of the technical report.

I am not independent of IAMGOLD as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Westwood Complex since 2020, firstly as the Sustainable Development Manager for the operations, and since 2023, as IAMGOLD's corporate Environment Director.

I have read NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 9 January, 2025

"Signed and sealed"

Steve Pelletier, P.Eng.